

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 31, 2017

Vicente Anido, Jr., Ph.D.
Chief Executive Officer, Chairman of the Board
Aerie Pharmaceuticals, Inc.
2030 Main Street, Suite 1500
Irvine, CA 92614

>   **Re: Aerie Pharmaceuticals, Inc.**
>   **Form 10-K**
>   **Filed March 9, 2017**
>   **File No. 001-36152**

Dear Dr. Anido:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance